Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Investors

Why are we pursuing a business combination as opposed to a stronger alliance?

LAN and TAM have entered into a non-binding Memorandum of Understanding that outlines their intentions to combine their holdings under a single parent entity. The combination of LAN and TAM would create a Latin American global airline group that would be better able to serve customers across the continent and around the world.  As a single entity, LATAM would be able to capture greater synergies, and grow more rapidly than would otherwise be possible if LAN and TAM continue to exist as two separate entities.

Furthermore, a combined carrier group would be better able to compete on a global scale – which is key in today’s environment of airline consolidation.

What are the expected synergies from the transaction?

The combination is expected to generate annual synergies of approximately US $400 million.  These synergies are expected to come broadly in equal proportion from alignment of the passenger networks, growth in the cargo network (both internationally and in Brazil), and reduced cost.  Management expects that it would be able to implement approximately one third of the synergies within the first year following the close of the transaction and all synergies by the end of the third year.

How is the transaction structured, and where will the stock trade?

The all-stock transaction would consolidate the economic interests of LAN and TAM under a single parent entity while satisfying the foreign ownership and control requirements of each country where they operate.  In connection with the transaction, LAN Airlines S.A. would be renamed LATAM Airlines Group (LATAM) and would serve as the parent company that would coordinate and align activities for all group holdings. TAM shareholders would be offered 0.90 shares of common stock of LATAM for each share of TAM.

LATAM would retain its listing in the Santiago stock exchange and its ADR listing in the New York Stock Exchange and plans to list its shares, via BDRs, in the Bovespa in Brazil.

What is the expected dividend policy?

The dividend policy would be decided by the new Board of Directors after the transaction closes. Until that time, each company’s dividend policy is expected to remain in place.

What are the risks to the creation of LATAM Airlines Group?

We believe that there is minimal integration risk. The route networks of LAN and TAM have very little overlap, and many aspects of the businesses would remain unchanged. LAN and TAM brands would continue to operate as distinct airlines and independent brands, and employee groups would benefit from increased opportunities created by the new airline.

How does the combination impact LAN’s cooperation with AeroOasis in Colombia?

There are no changes to LAN’s plan in Colombia. LAN will continue supporting AeroOasis through the certification and startup process. If regulatory approval is received, LAN would like to acquire AeroOasis and make it part of its company. The new carrier would become part of LATAM Airlines Group.

Forward Looking Statements

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.